New Sapience, Inc. Regulation CF Campaign Landing Page

new sapience

Solution Roadmap Perks Team FAQ Discussion

Invest Now

Invest in the AI That Never Hallucinates

Today's AI feels smart but only scratches the surface. It lacks true comprehension and wastes huge resources. We believe machines should truly understand and empower people, enabling smarter, safer, and more human-centered technology.

- Backed by the Co-Inventor of the Desktop Computer, a true visionary who shaped computing's past and future
- $350M in team exits (1990s dollars), proving our ability to create monumental value
- Deploying a unique, contrarian approach that disrupts today's AI paradigms and redefines intelligence itself

Claim your stake in New Sapience's groundbreaking revolution.



Capital Raised	Number Of Investors
$8M+	2,000+

Total Team Exits	Min. Investment	Share Price
$350M+	$1050.60	$6

Includes a 3% investor processing fee. Fee is capped at $75.

Invest Now Form C Offering Circular Investor Education

Our Team Associations

What Sets New Sapience Apart?

Unlike traditional AI models that rely on pattern prediction and massive data consumption, New Sapience builds intelligence from the ground up — combining human comprehension with unmatched operational efficiency.

Here's how we compare to one of today's most popular AI systems:

	new sapience	ChatGPT
Learns and comprehends like a human[1]	✓	✗
Understands the contextual meaning of language[2]	✓	✗
Has common sense and human-curated knowledge[3]	✓	✗
Free from IP infringement risk[4]	✓	✗
Designed to avoid bias and harm[5]	✓	✗
Minimises misinformation[6]	✓	✗
Minimal hardware requirements[7]	✓	✗
Daily operational costs[8]	$0	$700K

Click here for sources

OUR UNIQUE SOLUTION

Solving AGI: The Core Breakthrough in the $300 Billion AI Industry

Cognitive Chemistry

Breaking knowledge into its fundamental building blocks — the "atoms" of understanding.



Just like physical matter is made of atoms, knowledge is made of smaller parts called "cognitive atoms." These are the basic units of thought and understanding. We studied how these pieces fit together to form complex ideas—uncovering the hidden structure behind knowledge itself. This lets us build AI that *thinks deeply* instead of just guessing based on patterns in their datasets.

Digital DNA

Creating the blueprint that guides how knowledge building blocks combine to think. learn. and understand.



We took the basic building blocks of knowledge—the "cognitive atoms"—and arranged them into a detailed digital blueprint. This blueprint acts like the system's "DNA," defining how it processes information, learns from experience, reasons logically, and understands the world. This architecture lets our AI develop true comprehension efficiently and adaptably, unlike costly brute-force models.

World Model

Mapping everyday human knowledge and common sense to give AI real-world understanding.



We built a detailed model of everyday knowledge and common sense—the things people intuitively understand about the world around them. This "world model" helps the AI make sense of language, context, and meaning so it can communicate naturally and think accurately. By grounding AI in this model of reality, we ensure its responses are useful, natural, and are common-sensical.

Meet Sapiens

Sapiens combine human knowledge and comprehension with the speed and data power of computers. creating truly intelligent AI that understands context and meaning.

Constantly evolving through regular updates, sapiens are designed to grow smarter over time, meeting and surpassing human intellectual capacity while staying aligned with user needs.

With built-in safety guardrails, sapiens act only on user direction, ensuring control, transparency, and trust in every interaction.



INVESTMENT CATALYSTS

Transforming Every Interaction Between Humans and Technology

Today's technology falls short of genuine understanding, limiting how people engage with computers. New Sapience is pioneering machines that think, learn, and communicate with human knowledge and comprehension, **transforming interactions and creating vast social and economic value.** With the AI market poised for explosive growth, this breakthrough offers investors a rare opportunity for significant financial returns.

Invest Now

Download Your Investor Deck

Dive into our commercialization strategy by downloading our investor deck!

Your Email Address

Download Deck

Easy-to-adopt technology with built-in annual revenue

1 Companion Sapiens

Configured for individuals. Licensed on a subscription basis. Every smartphone owner is a potential customer.

2 Pro Sapiens

Configured for organizations, with domain knowledge, e.g., healthcare, space systems, customer support, etc. Every organization is a potential customer.

3 Development Platform

Licensed to individuals and organizations to develop their own internal or commercial sapiens-based knowledge applications.

4 Knowledge Store

Commission-based marketplace where developers and users can sell and purchase curated knowledge that sapiens can embed into their knowledge base.

Get Exclusive Investor Benefits

Being an early investor has its perks. And you won't find offers like these on the public markets. We're offering bonus shares to shareholders who invest at different levels. All bonuses are aggregated. Plus, anyone who invests $10,000 or more will get a free lifetime subscription for their Companion Sapiens.

Invest Now

Invest $5,000+ =	Invest $10,000+ =	Invest $25,000+ =
5% Bonus Shares	**10%** Bonus Shares	**15%** Bonus Shares
Invest $50,000+ =	Invest $100,000+ =	Invest $250,000+ =
20% Bonus Shares	**25%** Bonus Shares	**35%** Bonus Shares

Invest Early and Receive Bonus Shares

Investors who commit earlier in our offering window are eligible to receive early investor bonus shares. All bonuses are aggregated.

Days 1 – 30	Days 31 – 60	Days 61 – 90
25% Bonus Shares	**15%** Bonus Shares	**5%** Bonus Shares

Existing Investors

Existing investors get

If you invested before April 2024, or you initiated but did not complete an investment in our Reg CF offering that closed on March 27, 2025, invest now and receive bonus shares. All bonuses are aggregated, except that investors meeting both criteria shall receive bonus shares for their Current Stockholder status only.

Existing investors get

50%

Bonus Shares

Our Visionary Team

Our team of extraordinary individuals is on a mission to revolutionize the world of Synthetic Intelligence. Two of us are rocket scientists. One of us has over 100 patents. And we've done this before, pioneering new technologies into products, then companies, then exits exceeding $350M.



Bryant Cruse

Founder & CEO

Space Systems Engineer · Chief Architect Hubble AI Mission Ops System · Johns Hopkins University · Lockheed AI Center · 2x Exited Founder



William F. Readdy

Director, Chief Partnerships Officer

Fighter Pilot · Astronaut · Shuttle Commander · Assoc. Administrator NASA HQ Ofc of Space Flight · Aerospace Consultant · US Naval Academy



Thomas Loveland

Director, Chief Administrative Officer

University of Washington Honors College, St. John's College (Annapolis), University of Chicago



William Robert Bandy

Director, Chief Intellectual Property Officer

NSA Senior Physicist · Founding



Karsten Huneycut

Chief Software Architect

Co-author of co's core patent · Fluent in 4 Human and 13 Computer languages

Program Mgr of $500M DARPA semiconductor consortium · Ph.D. Physics · 2x Exited Founder · 100+ patents

· BSc in Computer Science and Russian, Duke University

FAQS

What's your share price? ↓

What is the minimum investment size? ↓

Why should I invest? ↓

How will New Sapience make money? ↓

How do I know people will buy this solution? ↓

Why didn't a bigger company do this already? ↓

Why invest in startups? ↓

How much can I invest? ↓

How do I calculate my net worth? ↓

What are the tax implications of an equity crowdfunding investment? ↓

Who can invest in a Regulation CF Offering? ↓

What do I need to know about early-stage investing? Are these investments risky? ↓

When will I get my investment back? ↓

How do you plan to use the proceeds from this funding round? ↓

How do I get a return on my investment? ↓

How many investors do you have already? ↓

When will I receive my shares? ↓

Are there higher fees if you invest via credit card vs. ACH? ↓

Will you be paying out dividends to investors? ↓

Exceptions to limitations on selling shares during the one-year lockup period: ↓

What happens if a company does not reach their funding target? ↓

How can I learn more about a company's offering? ↓

What if I change my mind about investing? ↓

How do I keep up with how the company is doing? ↓

What relationship does the company have with DealMaker Securities? ↓



Can I sell my shares?

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Ricardo
a year ago

Would love to try it before investing...

6 0 Reply Share ›

Nancy Reid Newton
6 months ago

As others have noted, you are very selective in the questions you answer. Is this avoidance of some questions an indication that this is basically a scam? It seems that important questions go unanswered, while some the less important queries have responses. Why can't you respond to every inquiry? Hiding something? Perhaps all responses are AI-generated and haven't yet "learned" how to respond in certain questions. Do you think that is a good indicator or performance? Either answer all questions or shut down the site and leave everyone wondering, because that's what most of us are doing now...wondering, since we can't get answers.

4 0 Reply Share ›

New Sapience → Nancy Reid Newton
6 months ago

Hi Nancy,

Thanks for your comment. I'm not sure which comments you're referring to in terms of being selective of answering, but do not fret, we aim to answer every question with truth and rigour especially surrounding investments. There's nothing to hide as all our courses and articles are available for free on YouTube or our site, able to be viewed at length and in-depth by anyone. I hope this helps. If you have any question about the technology, company, market, or investment, feel free to reach out again.

2 1 Reply Share ›

Raddaddyo
6 months ago

Who is your competition? Of all the logos you display (NASA, DARPA, etc) are they all currently using your product or are they "co-developers"?

2 0 Reply Share ›

New Sapience → Raddaddyo
5 months ago

Great question. Our competition is every AI company, and also no AI company.

Every AI company has a product that tries to imitate general intelligence but fails at doing so - because they aren't generally intelligent. ChatGPT and Gemini are great examples of this. They offer solutions that sound intelligent and people perceive to be generally intelligent.

In the same breath, no AI company is our competition since no AI company has our theory of knowledge and intelligence, meaning they have no path to actual general intelligence. Synthetic Intelligence is its own market / industry, and we are the only company in this space.

NASA, DARPA, and others are the workplaces and institutions of our Board and team. They will all (hopefully) be using our products very soon.

0 0 Reply Share ›

Potential Investor
5 months ago

Why not offer a free version like ChatGPT to gain a following? I will invest if you do that.

1 0 Reply Share ›

New Sapience → Potential Investor
5 months ago

When the technology is ready for mass adoption, we definitely plan to offer a free one- or two-month trial to anyone who wants to try out our sapiens. ChatGPT did something very smart in offering a powerful application for free, but remember, it only got there after having a great many versions.

1 0 Reply Share ›

Marjorie Mobley

Marjorie Mobley
5 months ago

I posted once before and my comment has been deleted (with no response). I invested early this month and have so far received NOTHING from you to proved I've invested. I want a refund.

👍 1 👎 0   Reply Share ›

> **New Sapience** ↪ Marjorie Mobley
> 5 months ago
>
> Hi Marjorie,
>
> Thanks for reaching out. I'm looking through the pending / deleted comments, and I unfortunately do not see your question listed. If you could post it again, I'd be happy to answer.
>
> With regards to your current question, the email communications for the investment portal are handled by Dealmaker. Here's a more comprehensive explanation:
>
> Investments are closed-out approximately every thirty days (depending on when your investment was received within the issuance closing cycle). Once the close-out has been completed, you will receive an email advising that your Subscription Agreement has been countersigned by our CEO (which is why your investment is currently noted as "Pending Review", as it is awaiting the countersignature by our CEO) and can be accessed on your investor dashboard (on DealMaker's Engage Portal).
> In addition to your Subscription Agreement, your Holdings Statement will be posted to your investor dashboard approximately two weeks post-closing, which reflects purchased shares & bonus shares in the total number of shares awarded. The Holdings Statement can be downloaded from your investor dashboard.
> Please note that bonus shares are manually added to your account and are reflected on your Holdings Statement.
>
> Please let me know if I may support further.
>
> 👍 1 👎 0   Reply Share ›
>
> > **Marjorie Mobley** ↪ New Sapience
> > 5 months ago
> >
> > IF ITS STILL UNDER REVIEW, WHY HAVE YOU CHARGED ME FOR IT???????????????????????????
> >
> > 👍 0 👎 0   Reply Share ›
> >
> > > **New Sapience** ↪ Marjorie Mobley
> > > 5 months ago
> > >
> > > Hi Marjorie,
> > >
> > > I hope you're well. Someone from our team should have reached out to offer a resolution. I hope this matter has been taken care of. If not, feel free to reply to this comment. I do hope you resubmit the comment that you had originally intended, as I'd be happy to answer it. Have a great weekend.
> > >
> > > 👍 0 👎 0   Reply Share ›

All2human
7 months ago

I'm invested, but beginning to have concerns since no one is responding to posts.

👍 1 👎 0   Reply Share ›

> **New Sapience** ↪ All2human
> 7 months ago
>
> Thanks for your patience, we have just resumed our CF campaign after a little pause to complete an audit. Now we're back on track. Did you have any questions about the technology, the company, the campaign, or something else? Happy to answer.
>
> 👍 1 👎 0   Reply Share ›

Bob Smith
7 months ago

As of 11-4-24 Form C shows your a net loss larger than the prior period and a current ration of a .22%. How are you coming up with a value of 98M? That would have to be a huge nonindustrial factor based on a net loss of $733,000.

👍 1 👎 0   Reply Share ›

Mike
a year ago

I'm skeptical that this is a good investment because you don't reply to any messages here and your website doesn't look like it's from a high tech company. The video doesn't even play! it says you've been around since 2015, just like Open AI, but you look like you just created your website. Have you actually been doing any business for the last 9 years?!

👍 1 👎 0   Reply Share ›

Spencer Fisher
a year ago

What's the name of new sapience on Robinhood?

👍 1 👎 0   Reply Share ›

> **New Sapience** ↪ Spencer Fisher
> 7 months ago
>
> We are not on Robinhood.
>
> 👍 0 👎 0   Reply Share ›

jen pleasants
2 months ago

Where are the women on your team ?How can you claim to be next level sapient AI without having nurturing empathy input.

👍 0 👎 0   Reply Share ›

> **New Sapience** ↪ jen pleasants

2 months ago

We actually have women on our team already, and their input is invaluable. We believe in a collaborative approach that incorporates diverse perspectives, including the nurturing empathy and emotional intelligence that women bring to the table. It's important to me that we continue fostering an inclusive environment where everyone's voice is heard, and their contributions are central to our success.

👍 0   👎 0   Reply Share ›

jen pleasants   — ⚑
2 months ago

Where are the women on your team? How can you claim to be next level thinking with out a woman's nurturing empathy input?

👍 0   👎 0   Reply Share ›

New Sapience ▬ ⚬⁺ ➜ jen pleasants   — ⚑
2 months ago

We already have women on our team, and their input is invaluable. We believe in a collaborative approach that incorporates diverse perspectives, including the nurturing empathy and emotional intelligence that women bring to the table. It's important to me that we continue fostering an inclusive environment where everyone's voice is heard, and their contributions are central to our success.

👍 0   👎 0   Reply Share ›

Pj ⚬⁺   — ⚑
2 months ago

Can the investment be made in an IRA or ROTH type of account?

👍 0   👎 0   Reply Share ›

New Sapience ▬ ⚬⁺ ➜ Pj   — ⚑
2 months ago

Hi Pj,
Here is a link to the Dealmaker portal for help: https://help.dealmaker.tech...

👍 0   👎 0   Reply Share ›

C M Clark   — ⚑
2 months ago

Others can develop and market the same type of technologies in the future so there wil be competition, right?

👍 0   👎 0   Reply Share ›

New Sapience ▬ ⚬⁺ ➜ C M Clark   — ⚑
2 months ago

Hi CM,

Yes, we believe there will be competition in the future, but we're confident that it wouldn't be a real issue. Since we're so far ahead in terms of modelling and such, any company would take many years to catch up. This isn't like training data / data centres, where all the data is available on the internet and infrastructure is simply a question of location and money. Our tech requires epistemological engineering, or knowledge engineering, which requires philosophical experience and understanding, and intensive training. Even if Big Tech got their hands on our core and threw all the money in the world at it, we'd still be far ahead and they wouldn't be able to catch up.

But they actually don't need to compete with us to use our tech. We plan to license our tech to Big Tech as soon as possible, so they would be customers, not competitors. This ensures that everyone can use our technology easily and seamlessly.

👍 0   👎 0   Reply Share ›

Tim Lee   — ⚑
2 months ago

Hi, are you not taking investment from people in the UK? Only the "my data" accets the UK as a country, but does not accept England as a state. How do I proceed?

👍 0   👎 0   Reply Share ›

New Sapience ▬ ⚬⁺ ➜ Tim Lee   — ⚑
2 months ago

Hi Tim,

If you could email ir@newsapience.com, we could sort it out there. The reason being that we want to help by sending screenshots and guiding you through the process, but this platform doesn't allow pictures in the replies. If you email the address listed, we could sort it out for you quickly!

👍 0   👎 0   Reply Share ›

Joe Mattioni ⚬⁺   — ⚑
2 months ago

Isls there a working prototype at this point?

👍 0   👎 0   Reply Share ›

New Sapience ▬ ⚬⁺ ➜ Joe Mattioni   — ⚑
2 months ago

Yes there is.

👍 0   👎 0   Reply Share ›

Stella   — ⚑
2 months ago

What development milestones have been met since startup, within the last 5 years, within the last year?
What deadlines will be met in 2025, and in the next 5 years?

👍 0   👎 0   Reply Share ›

New Sapience ▬ ⚬⁺ ➜ Stella   — ⚑
2 months ago

Hi Stella,

We recorded a podcast to answer these questions, since the answers are pretty long and detailed. We hope you like it: https://youtu.be/tUaSSCitLJc

👍 0 👎 0 **Reply** Share ›

Captain — ⚑
2 months ago

I have seen this passionate sales pitch many years ago and invested. I was led to believe that things were just about to take off and that it was the last chance to invest. There was a potential contract with NASA and I was told I would even receive a demo of NS within the year. Even indicated I might be able to play a role in its development. These did not happen.
But over the years I have seen many investment rounds and emails depicting "last chance to invest" a few times.
I watch online videos and view the website (agreed that it doesn't present as a company leading the way in technology) and I still get the same passionate sales pitch in every direction I look. The dream is great.
But what I'm looking for is real advancement.
Proof that I made the right choice.
I certainly want to believe. I believe in the CEO's passion, the company's mission, and (tbh) hope for personal gain for myself and my children one day.
Please guide me to where I can find more than the dream I already invested in.
What business strategies and accomplishments have taken place in the last 5 years. What differentiates now from then. What deadlines are to come. What proof is there that I have made a right decision and that I didn't just line someone's pocket who will forever dilute my shares and ride the crowdfunding for as long as possible?
R/S Concerned Investor/Father

👍 0 👎 0 Reply Share ›

> **New Sapience** 👤⁺ → Captain — ⚑
> 2 months ago
>
> Hi Captain,
>
> These are all very important questions, and thus, we recorded a podcast to answer all of them. They overlapped with questions other investors had, so we thought to compile basically everything in one video and share it: https://youtu.be/tUaSSCitLJc
>
> 👍 0 👎 0 **Reply** Share ›

> **Phil** → Captain — ⚑
> 2 months ago
>
> I hope someone from New Sapience answers these questions and concerns of this investor.
>
> I have been considering investing in New Sapience for the past few weeks. I am familiar with the sprint that various individuals and companies have been making in pursuit of AGI. I watched the webinar recently which presented a very promising timeline. I am, however, highly concerned about sentiments expressed from previous investors such as this that have not been addressed. This gravely concerns me and certainly makes me reticent in investing here.
>
> 👍 0 👎 0 **Reply** Share ›
>
>> **New Sapience** 👤⁺ → Phil — ⚑
>> 2 months ago
>>
>> Hi Phil,
>>
>> We recorded this podcast to answer all those questions people have had in this thread, and more: https://youtu.be/tUaSSCitLJc
>>
>> 👍 0 👎 0 **Reply** Share ›

Kimley Armour 👤⁺ — ⚑
3 months ago

My experience with AI over the past two years has given me a strong appreciation for transformative technologies. New Sapience, discovered through Facebook, distinguished itself by demonstrating a clear commitment to exploring advancements that extend beyond traditional AI frameworks.

👍 0 👎 0 Reply Share ›

> **New Sapience** 👤⁺ → Kimley Armour — ⚑
> 2 months ago
>
> Thank you Kimley!
>
> 👍 0 👎 0 **Reply** Share ›

Ryan — ⚑
3 months ago
Do you have a date or tentative date range for IPO?

👍 0 👎 0 Reply Share ›

> **New Sapience** 👤⁺ → Ryan — ⚑
> 2 months ago
>
> Not at the moment.
>
> 👍 0 👎 0 **Reply** Share ›

John — ⚑
3 months ago
Do you need to be an accredited investor to invest?

👍 0 👎 0 Reply Share ›

> **New Sapience** 👤⁺ → John — ⚑
> 2 months ago
>
> Not for our RegCF campaign.
>
> 👍 0 👎 0 **Reply** Share ›

Werner Grimbeek — ⚑
3 months ago
Is investment limited to the US?

👍 0 👎 0 Reply Share ›



New Sapience → Werner Grimbeek
3 months ago

Hi Werner,

Investment is not limited to the US.

0 0 Reply Share ›

Sean Lauren
3 months ago edited

I am very interested but I'm not sure *how* you're different, just that you state you are. How do you train without stealing others intellectual property? Will it learn like a real human learns with real experiences or something? But then how will it avoid the pitfalls of human learning to avoid all the negative checks in your chart that ChatGPT suffers? Even as humans we can't tell what's real, what heuristic will keep the Sapience intellectually honest? And how the heck is it $0 operating costs? I'm an engineer so I'm curious about the "how" to know there's some legitimacy to this. I'm ready to invest if I get some good answers :-).

I saw in another comment you mention an NDA. I'd be all about that if you can send the details. Thanks!

0 0 Reply Share ›

New Sapience → Sean Lauren
3 months ago

Hi Sean, these are great questions. Have you taken a look at our site, newsapience.com? We got into far more detail in our portals, tackling each one of your questions. But no matter, you asked great questions, I will provide (hopefully) great answers.

How do we train without stealing others intellectual property? How will it avoid all the negatives that ChatGPT suffers from? - We don't use training data or require data centres! It's totally and utterly not an LLM. This is why its $0 in operating costs, and can run locally on your phone. The natural followup question, then, is "What is it?" Synthetic Intelligence is a new theory of intelligence, based on how humans actually think. It delves into epistemology (philosophical school of knowledge) and constructs "atoms of thought" that, when put into a machine, give it a world model. Sapiens get smarter as we add more knowledge into them. Adding knowledge is the job of our Epistemological Engineer, and the process is quite intensive but highly curated. This means that sapiens get a completely unbiased, grounded-in-reality world model. This also answers your question of how we keep our sapiens intellectually honest. We have prime and secondary directives embedded in the code, making sure that sapiens only help and serve their principals (hopefully, you!) and do not infringe on others' rights to privacy and freedom.

Feel free to follow up on this!

1 0 Reply Share ›

Albert Malkasian
3 months ago

since sapience was introduced what was the cost per share opposed to todays $4,00 costand % increase

0 0 Reply Share ›

New Sapience → Albert Malkasian
3 months ago

Hi Albert,

Are you referring to how the share price has risen since New Sapience was first introduced?

0 0 Reply Share ›

Albert Malkasian → New Sapience
3 months ago

yes can you send me my purchase information

0 0 Reply Share ›

New Sapience → Albert Malkasian
2 months ago

Have you emailed our ir@newsapience.com email? That's the only way we'll be able to send it. Emails here are not able to be seen by admins.

0 0 Reply Share ›

DF Dada Fey
4 months ago

What is the URL to view and login into my dashboard?

0 0 Reply Share ›

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new sapience Solution Team

1970 Annapolis Exchange
Pkwy, Suite 300, Parole,
Maryland 21401, US



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